UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  4)*

MIMEDX GROUP, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

602496 10 1

(CUSIP Number)

Michael J. Senken
MiMedx Group, Inc.
1775 West Oak Commons Ct. N.E.
Marietta, Georgia 30062
(770) 651-9105

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 17, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	602496 10 1

1	NAMES OF REPORTING PERSONS Parker H. Petit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,952,678 (1)
	8	SHARED VOTING POWER 150,000 (2)
	9	SOLE DISPOSITIVE POWER 11,952,678 (1)
	10	SHARED DISPOSITIVE POWER 150,000 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,102,678
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.18%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS IN

(1) Includes 5,671,847 shares of Common Stock owned by Mr. Petit. Also includes 1,250,000 shares of Common Stock held by each of Cox Road Partners, LLLP, Cox Road Partners II LLLP, and Petit Investments II, L.L.L.P, limited liability limited partnerships over which Mr. Petit possesses sole voting and investment control and for which Mr. Petit serves as General Partner. Also includes 150,000 shares of Common Stock held by the Parker H. Petit Grantor Trust over which Mr. Petit serves as the trustee. Also includes 2,354,165 shares subject to options owned by Mr. Petit which are exercisable within the next 60 days and 26,666 shares of restricted stock that vest in the next 60 days. Does not include 808,335 shares subject to stock options owned by Mr. Petit that will become exercisable after 60 days or 79,334 shares of restricted stock that will vest after 60 days.

CUSIP No.	602496 10 1

(2) Includes 150,000 shares of Common Stock held by Petit Investments, L.P., a limited partnership where Mr. Petit serves as General Partner and Limited Partner and possesses shared voting and investment control.

(3) Based on 107, 876,943 shares of Common Stock, which is comprised of 105,496,112 shares outstanding as of January 20, 2014, and 2,354,164 shares of Common Stock subject to options exercisable within the next 60 days and 26,666 shares of restricted stock that vest in the next 60 days, all deemed to be beneficially owned by Mr. Petit pursuant to Exchange Act Rule 13d-3, as of the date hereof.

CUSIP No.	602496 10 1

1	NAMES OF REPORTING PERSONS Parker H. Petit Grantor Trust (58-6315029)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 150,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 150,000 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.14%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS IN

(1) Includes 150,000 shares of Common Stock held by the Parker H. Petit Grantor Trust, over which Parker H. Petit serves as trustee and possesses sole voting and investment control.

(2) Based on 105,496,112 shares of Common Stock outstanding as of January 20, 2014.

CUSIP No.	602496 10 1

1	NAMES OF REPORTING PERSONS Petit Investments, L.P. (58-2186289)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 150,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 150,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.14%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS PN

(1) Includes 150,000 shares of Common Stock held by Petit Investments, L.P., a limited partnership over which Parker H. Petit possesses shared voting and investment control and for which Mr. Petit serves as General Partner.

(2) Based on 105,496,112 shares of Common Stock outstanding as of January 20, 2014.

CUSIP No.	602496 10 1

1	NAMES OF REPORTING PERSONS Cox Road Partners, LLLP (20-4814118)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,250,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,250,000 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.18%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS PN

(1) Includes 1,250,000 shares of Common Stock held by Cox Road Partners, LLLP, a limited liability limited partnership over which Parker H. Petit possesses sole voting and investment control and for which Mr. Petit serves as General Partner.

(2) Based on 105,496,112 shares of Common Stock outstanding as of January 20, 2014.

CUSIP No.	602496 10 1

1	NAMES OF REPORTING PERSONS Cox Road Partners II, LLLP (26-2493136)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,250,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,250,000 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.18%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS PN

(1) Includes 1,250,000 shares of Common Stock held by Cox Road Partners II, LLLP, a limited liability limited partnership over which Parker H. Petit possesses sole voting and investment control and for which Mr. Petit serves as General Partner.

(2) Based on 105,496,112 shares of Common Stock outstanding as of January 20, 2014.

CUSIP No.	602496 10 1

1	NAMES OF REPORTING PERSONS Petit Investments II, L.L.L.P. (58-2530301)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,250,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,250,000 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.18%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS PN

(1) Includes 1,250,000 shares of Common Stock held by Petit Investments II, L.L.L.P., a limited liability limited partnership over which Parker H. Petit possesses sole voting and investment control and for which Mr. Petit serves as General Partner.

(2) Based on 105,496,112 shares of Common Stock outstanding as of January 20, 2014.

CUSIP No.	602496 10 1

This Amendment No. 4 amends and supplements the Schedule 13D filed by Parker H. Petit on March 6, 2009, (the “Schedule 13D”) as previously amended by Amendment No. 1 to the Schedule 13D filed on June 4, 2009, (“Amendment No. 1”); Amendment No. 2 to the Schedule 13D filed on January 13, 2010, (“Amendment No. 2”) and Amendment No. 3 to the Schedule 13D filed on January 23, 2013, (“Amendment No. 3” and collectively with Amendment No. 1 and Amendment No. 2, the “Prior Amendments”).

Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 4 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D or the Prior Amendments, as applicable.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of MiMedx Group, Inc., a Florida corporation (“MiMedx” or the “Issuer”). The Issuer’s business address is 1775 West Oak Commons Ct. N.E., Marietta, GA 30062.

ITEM 2.	IDENTITY AND BACKGROUND

 (a)  This Schedule 13D is filed jointly by:

(i)              Parker H. Petit

(ii)             Cox Road Partners, LLLP

(iii)            Cox Road Partners II, LLLP

(iv)            Petit Investments II, L.L.L.P.

(v)             Petit Investments, L.P.

(vi)            the Parker H. Petit Grantor Trust (the “Trust”).

Cox Road Partners, LLLP, Cox Road Partners II, LLLP, Petit Investments II, L.L.L.P., and Petit Investments, L.P. are hereinafter referred to as the “Partnerships.”  Mr. Petit, the Partnerships and the Trust are referred to, collectively, as the “Reporting Persons.”

(b)  The principal office address of each of the Partnerships and the Trust is 3550 Busbee Pkwy, Suite 175, Kennesaw, Georgia 30144.  Mr. Petit’s principal business address is 1775 West Oak Commons Ct. N.E., Marietta, Georgia 30062.

(c)   The principal business of the Partnerships is investing in securities.  The trust was established for estate planning purposes. Mr. Petit’s principal occupation is serving as the Chairman of the Board and Chief Executive Officer of the Issuer.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, a Reporting Person became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Petit is a citizen of the United States. The Trust and the Partnerships were formed under the laws of the State of Georgia.

CUSIP No.	602496 10 1

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source and amount of funds or other consideration for previous acquisitions of shares, convertible debt, warrants and options were reported in the Schedule 13D as filed on March 6, 2009, and the Prior Amendments.

The shares reported in Item 5(c) as having been acquired by Mr. Petit were acquired through the exercise of previously issued warrants and options using $619,000 of personal funds of Mr. Petit.  The 975,000 shares reported in Item 5(c) as having been acquired through the exercise of warrants by Cox Road Partners, LLLP, Cox Road Partners II, LLLP, and Petit Investments II, L.L.L.P, were acquired using the proceeds of the sales of 150,000 shares of Common Stock by those entities.

ITEM 4	PURPOSE OF TRANSACTION

On December 17, 2013, the Issuer completed an underwritten public offering (the “Offering”) of 5,000,000 shares of the common stock of the Issuer (the “Common Stock”). In addition, the underwriters have exercised their overallotment option in full for an additional offering of 750,000 shares of Common Stock. Solely as a result of the increase in the number of shares of Common Stock issued and outstanding due to the Offering, the percentage of shares held by the Reporting Persons has decreased by more than 1% since the filing of Amendment No. 3 to the Schedule 13D. In addition, in connection with the Offering, on December 11, 2013, Mr. Petit, along with the other executive officers and directors of the Issuer, entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with Canaccord Genuity, Inc.as representative of the underwriters. Under the Lock-Up Agreement, Mr. Petit agreed, subject to certain exceptions, that during the 90 day period commencing on  December 11, 2013, (the “Restricted Period”), he would not, without the prior consent of Canaccord Genuity Inc., directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of the Issuer’s common stock, enter into any swap or other arrangement that transfers to another person, in whole or in part, any of the economic consequences of ownership of the Issuer’s  common stock. The foregoing restrictions do not apply with respect to an aggregate of 150,000 shares of common stock held by certain of the Partnerships.  As reported below in Item 5(c), the Partnerships sold those shares on January 17, 2014, and used the proceeds to exercise the aggregate 975,000 warrants held by the Partnerships.

Notwithstanding the termination of the Restricted Period, and subject to certain exceptions, in the event that either (i) during the last 17 days of the Restricted Period, the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs, or (ii) prior to the expiration of the Restricted Period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the Restricted Period, then the expiration of the Restricted Period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or material event, as applicable, unless the underwriters waive, in writing, such extension, except that such extension will not apply if the shares of common stock are “actively traded securities” (as defined in Regulation M of the Securities Exchange Act of 1934, as amended). At any time and without public notice, Canaccord Genuity Inc. may in its sole discretion release all or some of the securities from the Lock-up Agreement. The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreement, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference.

As previously disclosed, the Reporting Persons also acquired Common Stock for investment purposes through the Issuer’s various private placements of stock, warrants and convertible debt and the exercise of such warrants and the conversion of such convertible debt.  Additionally, the Issuer has granted options and restricted stock to Mr. Petit as compensation for his services as Chairman of the Board and Chief Executive Officer. The options and restricted stock vest in accordance with the terms of such grants. The reported change in the number of shares of Common Stock held by Mr. Petit as set forth above is as a result of this exercise of previously granted stock options and the exercise of warrants.  It is expected that Mr. Petit’s outstanding options and restricted stock will continue to vest in accordance with the terms of the applicable grants and that he may exercise his options once vested. In addition, it is currently expected that consistent with past practice, there may be future issuances of options and/or restricted stock to Mr. Petit. It is also currently expected that other employees, consultants and directors of the Issuer may in the future be issued options and/or restricted stock by the Issuer (as well as continue to vest in existing options and restricted stock grants), and as Chairman of the Board and Chief Executive Officer, Mr. Petit will evaluate any such issuances.

CUSIP No.	602496 10 1

The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of Common Stock. In addition, Mr. Petit will influence the affairs of the Issuer in his capacity as the Chairman of the Board and Chief Executive Officer of the Issuer. From time to time, the Reporting Persons intend to review the performance of their investments and consider or explore a variety of alternatives, including, without limitation: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. Any alternatives that the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock; the financial condition, results of operations, and prospects of the Issuer; general economic, financial market, and industry conditions; and the investment objectives of the Reporting Persons. Except as set forth above, the Reporting Persons have no present plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of the Schedule 13D.

ITEM 5	INTEREST IN SECURITIES OF THE ISSUER

 (a) The aggregate number of shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons is 12,102,678. Of these, 5,671,847 shares are owned directly by Mr. Petit and (i) 1,250,000 shares are held by each of Cox Road Partners, LLLP, Cox Road Partners II, LLLP, and Petit Investments II, L.L.L.P, (ii) 150,000 shares are held by Petit Investments, L.P., (iii) 150,000 shares are held by the Trust, (iv) 2,354,165 shares are shares subject to options exercisable within 60 days and (v) 26,666 are shares of restricted stock that vest in the next 60 days.  The number does not include 808,335 shares representing options that are exercisable after 60 days or 79,334 shares of restricted stock that vest after 60 days.

(b) Cox Road Partners, LLLP, Cox Road Partners II, LLLP, and Petit Investments II, L.L.L.P. are limited liability limited partnerships as to which Mr. Petit has sole voting and investment power and serves as a General Partner. Mr. Petit is the Trustee of the Trust.  Petit Investments, L.P. is a limited partnership as to which Mr. Petit possesses shared voting and investment control and serves as a General Partner. Voting and investment control are shared with Patricia Campbell, a private investor, with a business address of 3550 Busbee Parkway, Suite 175, Kennesaw, Georgia 30144, and William Petit.  William Petit’s principal occupation is a pilot, employed by Tactical Flight Services, Inc., the principal business address of which is 1800 Airport Road, Hangar V, Suite 102, Kennesaw, Georgia 30144.

(c)

Options

Since the filing of Amendment No. 3 to the Schedule 13D, Mr. Petit has been granted an aggregate of 325,000 options, which have exercise prices ranging from $5.07 to $6.04 per share, by the Issuer’s Board of Directors, as compensation for his services as Chairman of the Board and Chief Executive Officer. In September 2013, Mr. Petit exercised 300,000 options at an exercise price of $0.73.

Restricted Stock Grants

Since the filing of Amendment No. 3 to the Schedule 13D, the Issuer’s Board of Directors has granted Mr. Petit an aggregate of 106,000 shares of restricted stock which vest over a three year period, as compensation for his services as Chairman of the Board and Chief Executive Officer.

Sales of Stock and Exercise of Warrants

 Mr. Petit exercised 150,000 warrants in October 2013 and another 250,000 warrants in November 2013 at an exercise price of $1.00 per share.  On January 17, 2014, each of Cox Road Partners, LLLP, Cox Road Partners II, LLLP, and Petit Investments II, L.L.L.P sold 50,000 shares of Common Stock at a price per share ranging from $8.25 to $8.505, and, on January 20, 2014, each used a portion of the proceeds from the sale to exercise 325,000 warrants at an exercise price of $.73 per share.

Charitable Gift

On December 16, 2013, Mr. Petit made a charitable donation of 38,173 shares of the Issuer’s Common Stock.

(d) Not applicable

CUSIP No.	602496 10 1

(e) Not applicable

ITEM 6	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 3 through 5 of this Schedule 13D is hereby incorporated herein by reference. Except as described in the Lock-Up Agreement, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.  Amended Joint Filing Agreement dated January 12, 2010, by and between the Reporting Persons (incorporated by reference to Exhibit 1 to Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on January 13, 2010)

Exhibit 2.  Lock-Up Agreement

CUSIP No.	602496 10 1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January __, 2014

/s/ Parker H. Petit
Parker H. Petit, individually

/s/ Parker H. Petit
Parker H. Petit Grantor Trust
By:	Parker H. Petit
Title: Trustee

/s/ Parker H. Petit
Petit Investments, L.P.
By:	Parker H. Petit
Title: General Partner

/s/ Parker H. Petit
Cox Road Partners, LLLP
By:	Parker H. Petit
Title: General Partner

/s/ Parker H. Petit
Cox Road Partners II, LLLP
By:	Parker H. Petit
Title: General Partner

/s/ Parker H. Petit
Petit Investments II, L.L.L.P.
By:	Parker H. Petit
Title: General Partner

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001).